

OFFERING MEMORANDUM

facilitated by



West Rose LLC

FORM C

OFFERING MEMORANDUM

Purpose of This Form

A company that wants to raise money using Regulation Crowdfunding must give certain information to prospective investors, so investors will have a basis for making an informed decision. The Securities and Exchange Commission, or SEC, has issued regulations at 17 CFR §227.201 listing the information companies must provide. This form – Form C – is the form used to provide that information.

Each heading below corresponds to a section of the SEC's regulations under 17 CFR §227.201.

(A) The Company

Name of Company	West Rose LLC
State of Organization	AZ
Date of Formation	10/02/2022
Entity Type	Limited Liability Company
Street Address	20486 W White Rock Rd, Buckeye AZ, 85396
Website Address	www.westrosetastingroom.com

(B) Directors and Officers of the Company

Key Person		Chad Roberson
Position with the Company	Title First Year	Co-Owner 2022
Other business experience (last three years)		*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Fighter Pilot Instructor** (*US Air Force, May 2012 - Present*) — Chad is a Pilot Instructor for new F-16 pilots based out of Luke AFB, Arizona.

Key Person	Shannon Judd
Position with the Company Title First Year	 Owner 2022
Other business experience (last three years)	*List any other titles and dates of positions held (with this business or other employers)* **during the past three years** *with an indication of job responsibilities. For example:* • **Co-Owner & CEO** (*Transition Sports & Entertainment, LLC Feb 2018 - Present*) — We help to empower athletes and entertainers to position themselves and their brands as enduring businesses – to transcend their value on the field to create economies of meaning for the benefit of themselves, their families, and their communities. There are many moving parts in your world that can create a web of complexity, correctly aligning these parts is everything. Our team becomes your team, a collection of experts, helping you fully realize your big picture value. You've changed the game, now let's change the world.

(C) Each Person Who Owns 20% or More of the Voting Power

Name of Holder	% of Voting Power (Prior to Offering)
Chad Roberson	49%
Shannon Judd	51%

(D) The Company's Business and Business Plan

West Rose Tasting Room will be a place for residents and visitors of the West Valley to explore new wines, find fresh takes on old favorites, or enjoy the latest trend. The Tasting Room provides tasting experiences, relaxed afternoons accompanied by different musicians, and features local artists' work and a unique, rotating selection of wines. We will also feature two local beers on tap for those who aren't feeling wine that day.

The Problem

- Buckeye, Arizona, which houses the neighborhood of Verrado, is one of the five fastest-growing cities in the U.S., and hospitality experiences are struggling to keep pace.

- Lack of options: There are 36,000 residents in Verrado and only five places to sit and have a drink

- Still growing: Due to its extreme dynamic growth, the City of Buckeye faces a significant retail deficit, and density stands at only 39% compared to the rest of the Valley

- Chain Life: Of the few food & drink options that are being built around the community 95% of them are chain restaurants.

The Answer

- Local Option: Create a warm and welcoming space for local residents to enjoy a drink and conversation.

- Unique Experience: The only wine proper tasting experience in the West Valley of Phoenix.

- Community Focused: We will host private events for military spouses, local business owners, and just for fun!

Wine Selection

- West Rose Tasting Room will feature twelve varieties, sourced domestically and internationally, focused on providing our customers with traditional profiles, current trends, and forward-thinking organics.
- We are accompanied by longtime winemaker and connoisseur, Marlen Porter, who will oversee the selections of wines and create our quarterly wine club selections.
- Marlen owns Amplify Wines with her husband Cam Porter, an advanced sommelier, and has been working in the wine industry for over 20 years. She is especially knowledgeable in creating businesses in the wine industry whether it's creating a label, growing the "ground up" or building a tasting room like West Rose.

Milestones

- In October 2022, after identifying a profitable business model and location, we formed our LLC.

- Series 7 "Bar & Wine" license purchased and will become active upon final building inspection. We will also be stacking a Series 10 but there's plenty available so waiting until closer to opening.

- Ten-year lease has been secured and final plans are being submitted to the city.

- Up Next: POS and wine distributor(s) to be finalized by end of Q2, website active by Q3.

Community Response

- With a single Facebook post in a small community group, we went from 0 email subscribers to over 500+ in two hours. Our email lists continue to grow daily.

- Pre-reservations for private events are also up to 30+, pending the opening date

- We are slated to sponsor 10+ small, local events prior to opening.

Join Us

Shannon and Chad "Swift" Roberson, and their dog, Paisley, moved to Verrado in November 2020 where they quickly fell in love with the community and decided to build a family there. With a passion for Shannon's hometown wine community and a desire for more "things to do" in the area, the concept of West Rose Tasting Room was born.

Shannon brings over 15 years of experience in business ownership and management (currently CEO at Transition Sports & Entertainment), as well as a breadth of hospitality experience. As a native Central Coast Californian - she naturally brings a love of wine and the wine experience.

Chad currently serves as a Major in the United States Air Force, stationed at Luke AFB working as an F-16 Instructor Pilot. After an entire lifetime (childhood too!) of frequently moving with the military, he is looking forward to putting down roots and designing an atmosphere where everyone is welcome.

We can't wait to serve Verrado!

–Shannon, Swift & Paisley

Why Verrado

Verrado and its 55+ counterpart, Victory, are located in Buckeye, Phoenix. As of 2021, Buckeye is in the top five fastest-growing cities in the U.S., showing growth of 80% to nearly 92,000 residents, according to the U.S. Census Bureau. Due to its extreme dynamic growth, the City of Buckeye faces a significant retail deficit, and density stands at only 39% compared to the rest of the Valley.

- Within Verrado and Victory, there are five total locations to sit and enjoy a drink & experience.
- The Verrado community houses 36,000+ residents – with a median income of $105,323.05. Surrounding Verrado and Victory, there are hundreds of homes and fulfillment warehouses being built, meaning our customer will only continue to build.
- West Rose Tasting Room will be offering an experience that cannot be found within 30 minutes of the Verrado neighborhood. Most residents will be able to walk, bike, or golf cart to our location.

Special Events + Retail

- West Rose will also serve as a private venue for the community. Whether it's local businesses wanting to host client events, engagements, birthdays, graduation parties, or local organizations wanting to hold monthly/annual events there.
- We will host events we design and run including tastings with the winemaker, art exhibits, private concerts, and more.
- We will also be featuring different products from local businesses as well Including art, clothing, candles, and handcrafted items – a few examples shown below.

The Team

Shannon Judd, Co-Owner

Shannon brings over 15 years of experience in business ownership and management (currently

CEO at Transition Sports & Entertainment), as well as a breadth of hospitality experience. As a native Central Coast Californian - she naturally brings a love of wine and the wine experience.

Chad Roberson, Co-Owner

Chad currently serves as a Major in the United States Air Force, stationed at Luke AFB working as an F-16 Instructor Pilot. After an entire lifetime (childhood too!) of frequently moving with the military, he is looking forward to putting down roots and designing an atmosphere where everyone is welcome.

Mar & Cam Porter, Wine Consultants

Marlen Porter, a longtime winemaker and connoisseur, will oversee the selections of wines and work with Shannon to create our wine selections.

Marlen owns Amplify Wines with her husband Cam Porter, an advanced sommelier, and has been working in the wine industry for over 20 years. She is especially knowledgeable in creating businesses in the wine industry whether it's creating a label, growing the "ground up" or building a tasting room like West Rose.

The Wine Club

- Wingman Monthly: Members get one bottle and four tastings/four glasses, per month
- Check Six: 6 Bottles of Red/White/Bubble preferences Three shipments a year
- 12 O'Clock High: 12 bottles of Red/White/Bubble preferences, Three shipments a year
- First access to exclusive events
- First access to flash summer sales
- 12 O'Clock High (12 bottles) Red/White/Bubble preferences Three shipments a year

For more information, please refer to the Page View included with this filing.

(E) Number of Employees

The Company currently has 2 employees. The Company may hire or discharge employees in the future to meet its objectives.

(F) Risks of Investing

A crowdfunding investment involves risk. **YOU SHOULD NOT INVEST ANY FUNDS IN THIS OFFERING UNLESS YOU CAN AFFORD TO LOSE YOUR ENTIRE INVESTMENT.** In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. Please review the Educational Materials for risks that are common to many of the companies on the MainVest platform.

THESE SECURITIES ARE OFFERED UNDER AN EXEMPTION FROM REGISTRATION UNDER FEDERAL LAW. THE U.S. SECURITIES AND EXCHANGE COMMISSION (THE "SEC") HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THESE SECURITIES ARE EXEMPT FROM REGISTRATION. THE SEC HAS NOT PASSED UPON THE MERITS OF THE SECURITIES OR THE TERMS OF THE OFFERING, AND HAS NOT PASSED UPON THE ACCURACY OR COMPLETENESS OF THE OFFERING DOCUMENTS OR LITERATURE.

THESE SECURITIES HAVE NOT BEEN RECOMMENDED OR APPROVED BY ANY FEDERAL OR STATE SECURITIES COMMISSION OR REGULATORY AUTHORITY. FURTHERMORE, THESE AUTHORITIES HAVE NOT PASSED UPON THE ACCURACY OR ADEQUACY OF THIS DOCUMENT.

Please refer to Appendix A for additional risks to consider when investing in this offering.

(G) Target Offering Amount and Offering Deadline

Target Offering Amount	$75,000
Offering Deadline	November 17, 2023

If the sum of the investment commitments does not equal or exceed the Target Offering Amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned. The Company may extend the Offering Deadline and shall treat such an extension as a material change to the original offer and provide Investors with notice and opportunity to reconfirm their investment in accordance with Section (K) of this Memorandum.

(H) Commitments that Exceed the Target Offering Amount

Will the Company accept commitments that exceed the Target Offering Amount?	Yes
What is the maximum you will accept in this Offering?	$124,000
If Yes, how will the Company deal with the oversubscriptions?	We will accept subscriptions on a first-come, first-served basis.

(I) How the Company Intends to Use the Money Raised in the Offering

The Company is reasonably sure it will use the money raised in the offering as follows:

Use	Amount (Minimum)	Amount (Maximum)
Architectrue Contract	$22,937	$30,800
Licensing	$27,000	$50,000
Product Down Payments	$20,000	$34,830
Mainvest Compensation	$5,063	$8,370
TOTAL	$75,000	$124,000

The amounts listed estimates and are not intended to be exact description of the Company's expenditures. Exact allocation and use of funds may vary based upon legitimate business expenditures and economic factors.

(J) The Investment Process

To Invest

- Review this Form C and the Campaign Page
- If you decide to invest, enter an amount and press the Invest button

- Follow the instructions

TO CANCEL YOUR INVESTMENT

Send an email to info@mainvest.com no later than 48 hours before the Offering Deadline or go to the dashboard for your user account to cancel manually. In your email, include your name and the name of the Company.

Other Information on the Investment Process

- Investors may cancel an investment commitment until 48 hours prior to the Offering Deadline.
- MainVest will notify investors when and if the Target Offering Amount has been raised.
- If the Company reaches the Target Offering Amount before the Offering Deadline, it may close the offering early if it provides notice about the new Offering Deadline at least five business days before such new Offering Deadline, absent a material change that would require an extension of the offering and reconfirmation of the investment commitment.
- If an investor does not cancel an investment commitment before the 48-hour period before the Offering Deadline, the funds will be released to the Company upon closing of the offering and the investor will receive securities in exchange for his or her investment.

For additional information about the investment and cancellation process, see the Educational Materials.

(K) Material Changes

In the event the issuer undergoes a material change, the Investor will be notified of such change. The investor will have five (5) business days from the receipt of such notice to reconfirm their investment. IF AN INVESTOR DOES NOT RECONFIRM HIS OR HER INVESTMENT COMMITMENT WITHIN FIVE (5) DAYS OF THE NOTICE OF MATERIAL CHANGE BEING SENT, THE INVESTOR'S INVESTMENT COMMITMENT WILL BE CANCELLED, THE COMMITTED FUNDS WILL BE RETURNED, AND THE INVESTOR WILL NOT BE ISSUED ANY OF THE SECURITIES REFERENCED IN THIS OFFERING.

Explanation

A "material change" means a change that an average, careful investor would want to know about before making an investment decision. If a material change occurs after you make an investment commitment but before the Offering closes, then the Company will notify you and ask whether you want to invest anyway. If you do not affirmatively choose to invest, then your commitment will be cancelled, your funds will be returned to you, and you will not receive any securities.

(L) Price of the Securities

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as "Notes." The Notes are being offered at their face amount. For example, you will pay $1,000 for a Note with a face amount of $1,000.

(M) Terms of the Securities

Overview

The Company is offering "securities" in the form of revenue sharing notes, which we refer to as the "Notes." The Terms of the Notes are set forth in the Revenue Share Agreement accompanying this Form C in Appendix A. Copies of the Note and Revenue Sharing Agreement are attached to this Form C.

Summary of Terms

Revenue Percentage[1]	1.5 - 2.5%[2]
Payment Deadline	2029-06-30
Maximum Payment Multiple[3] - Early Investors - All Other Investors	1.7 x 1.6 x
Sharing Start Date	The first day after disbursement that the company has revenues greater than one ($1) dollar
First Payment Date	The last day of the calendar quarter ending not less than 90 days after the Sharing Start Date
Seniority	Subordinated
Securitization	Unsecured
Accrual Rate	3.71%

[1] as defined in the note agreement included in Appendix A

[2] The rate of revenue sharing is calculated on a linear scale with a minimum rate of 1.5% and a maximum rate of 2.5% and is rounded to the nearest 1/10th percent. The final rate is based on the amount raised and is calculated after the offering has successfully closed. As the amount raised in the offering increases, the rate of revenue sharing increases. For example, a hypothetical offering could result in the following revenue sharing percentages, depending on the amount raised:

Amount Raised	Revenue Sharing Percentage
$75,000	1.5%
$87,250	1.8%
$99,500	2.0%
$111,750	2.2%
$124,000	2.5%

[3] To reward early participation, the investors who contribute the first $50,000.0 raised in the offering will receive a 1.7x cap. Investors who contribute after $50,000.0 has been raised in the offering will receive a 1.6x cap.

Your Right to Payments under the Note

Your right to payments under the Note is set forth in the Note, together with a separate document called the Revenue Sharing Agreement. Copies of the Note and Revenue Sharing Agreement are attached to this Form C. Additionally, general terms are outlined below and in the Company's offering page.

Obligation to Contribute Capital

Once you pay for your Note, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company. However, under some circumstances you could be required by law to return some or all of a distribution you receive from the Company.

No Right to Transfer

You should plan to hold the Notes until maturity. The Notes will be illiquid (meaning you might not be able to sell them) for at least four reasons:

- The Revenue Sharing Agreement prohibits the sale or other transfer of Notes without the Company's consent.
- If you want to sell your Note the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.
- Even if a sale were permitted, there is no ready market for Notes, as there would be for a publicly-traded stock.
- By law, for a period of one year you won't be allowed to transfer the Investor Shares except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iii) in a public offering of the Company's shares.

Security

The Notes are not secured by any assets of the Company or any assets of persons associated with the Company.

Modification of Terms of Notes

The terms of the Notes and the Revenue Sharing Agreement may be modified or amended with the consent of Investors holding 50% of the Notes, measured by the total amount outstanding under each Note.

Other Classes of Securities

Name of Security	Limited Liability Company Interests
Number of Shares Outstanding	N/A
Describe Voting Rights of These Securities, Including Any Limitations on Voting Rights	N/A
How these securities differ from the revenue sharing notes being offered to investors	Limited Liability Company Interests are an equity interest, whereas Revenue Sharing Notes are a debt obligation of the Company.

Dilution of Rights

The Company has the right to create additional classes of securities, both equity securities and debt securities (e.g., other classes of promissory notes). Some of these additional classes of securities could have rights that are superior to those of the Notes. For example, the Company could issue promissory notes that are secured by specific property of the Company.

The People Who Control the Company

Each of these people owns 20% or more of the total voting power of the Company:

Name of Holder	% of Voting Power (Prior to Offering)
Chad Roberson	49%
Shannon Judd	51%

How the Exercise of Voting Rights Could Affect You

You will receive payments with respect to your Note only if the Company makes enough money to pay you, or, if the Company does not make enough money to pay you, if there is enough value in the collateral the Company pledged as security for the Notes.

The people with voting rights control the Company and make all the decisions about running its business. If they make good business decisions, it is more likely you will be paid. If they make poor business decisions, it is less likely you will be paid. For example, if they hire too many people and/or try to expand too quickly, the business could be harmed. The people with voting rights could also decide to file for bankruptcy protection, making it more difficult for you to be paid.

How the Notes are Being Valued

The Notes are being valued at their face value. We don't anticipate that we'll ever need to place a value on the Notes in the future.

(N) The Funding Portal

The Company is offering its securities through MainVest, Inc., which is a "Funding Portal" licensed by the Securities and Exchange Commission and FINRA. MainVest Inc.'s Central Index Key (CIK) number is 0001746059, their SEC File number is 007-00162, and their Central Registration Depository (CRD) number is 298384.

(O) Compensation of the Funding Portal

Upon successful funding of the Offering, the Funding Portal will receive as the "Revenue Securement Fee"; 4.5% of the amount of the Offering raised by In-Network Users of the Platform plus 9.0% of the amount of the Offering raised by all other investors. "In-Network Users" means a user of Mainvest.com who who have utilized the Company's specified in-network link on the Site.

(P) Indebtedness of the Company

The Company has no indebtedness outside of the debt the Company is expecting to raise through regulation crowdfunding on MainVest.

(Q) Other Offerings of Securities within the Last Three Years

The Company has not made any offerings with other third-party regulation crowdfunding companies in the past three years.

(R) Transactions Between the Company and "Insiders"

The Company has not entered into any business transactions, including stock Purchases, salaries, property rentals, consulting arrangements, guaranties, or other agreements with any individual identified in Section 227.201 (r)(1)-(4) of Regulation Crowdfunding during the 12 months preceding this Offering.

(S) The Company's Financial Condition

No operating history

West Rose Tasting Room was established in 2022. Accordingly, there are limited financial statements and information for investors to review. When evaluating this investment opportunity, investors should consider factors outlined in the risk section as well.

(T) The Company's Financial Statements

Please see Appendix B for historical financial statements.

Pro Forma Income Statement

In order to illustrate its future earning potential, the Company has provided a summary of its - year financial forecast. The forecast has been developed by the Company using reasonable best efforts based on their understanding of the industry and market they wish to enter. Please refer to Section (F) of this Offering Memorandum for a list of the risks associated with an investment in the Company and utilizing any pro forma provided by the Company for making investment decisions.

	Year 1	Year 2	Year 3	Year 4	Year 5
Gross Sales	$915,880	$2,877,487	$3,740,733	$3,927,769	$4,045,600
Cost of Goods Sold	$419,757	$1,318,781	$1,714,415	$1,800,135	$1,854,138
Gross Profit	$496,123	$1,558,706	$2,026,318	$2,127,634	$2,191,462
EXPENSES					
Rent	$56,640	$58,056	$59,507	$60,994	$62,518
Triple-Net	$12,248	$12,554	$12,867	$13,188	$13,517
Insurance	$1,000	$1,000	$1,000	$1,000	$1,000
Utlities	$18,000	$18,450	$18,911	$19,383	$19,867
Fees	$9,000	$9,000	$9,000	$9,000	$9,000
Direct Labor Costs	$77,508	$79,445	$81,431	$83,466	$85,552
Legal & Professional Fees	$71,307	$71,307	$71,307	$71,307	$71,307
Consultant Fees	$36,000	$36,000	$0	$0	$0
Owner Pay	$95,625	$120,000	$125,000	$130,000	$135,000
Misc. Marketing & Ops	$20,820	$21,340	$21,873	$22,419	$22,979
Operating Profit	$97,975	$1,131,554	$1,625,422	$1,716,877	$1,770,722

(U) Disqualification Events

Neither The Company nor any individual identified by Section 227.503(a) of Regulation Crowdfunding is the subject of a disqualifying event as defined by Section 227.503 of Regulation Crowdfunding.

Explanation

A company is not allowed to raise money using Regulation Crowdfunding if certain designated people associated with the Company (including its directors or executive officers) committed certain prohibited acts (mainly concerned with violations of the securities laws) on or after May 16, 2016. (You can read more about these rules in the Educational Materials.) This item requires a company to disclose whether any of those designated people committed any of those prohibited acts before May 16, 2016.

(V) Updates on the Progress of the Offering

To track the investment commitments we've received in this Offering, click to see the Progress Bar.

(W) Annual Reports for the Company

The Company will file a report with the Securities and Exchange Commission annually and post the report on our website no later than 120 days after the end of each fiscal year. It's possible that at some point, the Company will not be required to file any more annual reports. We will notify you if that happens.

(X) Our Compliance with Reporting Obligations

The Company has never raised money using Regulation Crowdfunding before, and therefore has never been required to file any reports.

(Y) Other Information Prospective Investors Should Know About

The Issuer may offer "Perks" as a means of showing appreciation to investors for supporting small community businesses. The offering of "Perks" by issuers is done purely on a voluntary basis and have no influence upon the terms of the Offering. As such, Investor "Perks" are not contractual conditions governed by "the Note" and are not enforceable under "the Note".

Additional Information Included in the Form C

	Most recent fiscal year-end (tax returns)	Prior fiscal year-end (tax returns)
Total Assets	$0	$0
Cash & Cash Equivalents	$0	$0
Accounts Receivable	$0	$0
Short-term Debt	$0	$0
Long-term Debt	$0	$0
Revenues/Sales	$0	$0
Cost of Goods Sold	$0	$0
Taxes Paid	$0	$0
Net Income	$0	$0

Jurisdictions in which the Company intends to offer the securities:

AL, AK, AZ, AR, CA, CO, CT, DE, DC, FL, GA, HI, ID, IL, IN, IA, KS, KY, LA, ME, MD, MA, MI, MN, MS, MO, MT, NE, NV, NH, NJ, NM, NY, NC, ND, OH, OK, OR, PA, RI, SC, SD, TN, TX, UT, VT, VA, WA, WV, WI, WY, B5, GU, PR, VI, 1V